Exhibit 99.1

BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 4, 2017
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 4, 2017 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 20, 2017 (the "Information Circular").
An aggregate of 69,470,837 common shares of Baytex (being 29.66% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

1.
Ordinary resolution to approve the selection of the following eleven nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	42,775,732	82.26	9,222,639	17.74
John A. Brussa	41,344,129	79.51	10,654,242	20.49
Raymond T. Chan	44,041,723	84.70	7,956,648	15.30
Edward Chwyl	48,666,718	93.59	3,331,653	6.41
Trudy M. Curran	50,064,277	96.28	1,934,094	3.72
Naveen Dargan	49,056,759	94.34	2,941,611	5.66
R.E.T. (Rusty) Goepel	49,387,454	94.98	2,610,917	5.02
Edward D. LaFehr	49,897,520	95.96	2,100,851	4.04
Gregory K. Melchin	50,068,906	96.29	1,929,465	3.71
Mary Ellen Peters	50,044,437	96.24	1,953,934	3.76
Dale O. Shwed	41,458,105	79.73	10,540,266	20.27

2.
Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
63,861,690	91.93	5,609,147	8.07

3.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
38,176,068	73.42	13,822,299	26.58